UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)
Under the Securities Exchange Act of 1934
SAVVIS, Inc.
(Name of Issuer)
Common Stock, par value US $0.01 per share
(Title of Class of Securities)
805423308
(CUSIP Number)

Pek Siok Lan c/o Singapore Technologies Telemedia Pte Ltd 51 Cuppage Road #09-01 StarHub Centre Singapore 229469 Telephone: (65) 6723 8668 Facsimile: (65) 6720 7277

Copy to:

Michael W. Sturrock, Esq. Latham & Watkins LLP 9 Raffles Place #42-02 Singapore 048619 Telephone: (65) 6536 1161 Facsimile: (65) 6536 1171
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 10, 2010
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	805423308

1	NAME OF REPORTING PERSON: Singapore Technologies Telemedia Pte Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,988,069 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

4,988,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,988,069 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%(2)

14	TYPE OF REPORTING PERSON

CO
(1) See Item 5 of this Schedule 13D.
(2) Based on 56,117,002 shares of common stock reported as outstanding as of October 29, 2010 in the Issuer’s Quarterly Report on Form 10-Q (File No. 000-29375) filed with the Securities and Exchange Commission (the “SEC”) on November 5, 2010.

CUSIP No.	805423308

1	NAME OF REPORTING PERSON: STT Communications Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of Singapore

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,988,069 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

4,988,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,988,069 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%(2)

14	TYPE OF REPORTING PERSON

CO
(1) See Item 5 of this Schedule 13D.
(2) Based on 56,117,002 shares of common stock reported as outstanding as of October 29, 2010 in the Issuer’s Quarterly Report on Form 10-Q (File No. 000-29375) filed with the SEC on November 5, 2010.

CUSIP No.	805423308

1	NAME OF REPORTING PERSON: Rhapsody Holdings Ltd

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

AF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,988,069 (1)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	10	SHARED DISPOSITIVE POWER:

4,988,069 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,988,069 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.9%(2)

14	TYPE OF REPORTING PERSON

CO
(1) See Item 5 of this Schedule 13D.
(2) Based on 56,117,002 shares of common stock reported as outstanding as of October 29, 2010 in the Issuer’s Quarterly Report on Form 10-Q (File No. 000-29375) filed with the SEC on November 5, 2010.

Item 1. Security and Issuer
     This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of the common stock, par value $0.01 per share, of Savvis, Inc., a Delaware corporation (the “Issuer” and such shares, the “Shares”), the principal executive offices of which are located at 1 SAVVIS Parkway, Town & Country, Missouri 63017. This Schedule 13D amends the Schedule 13G filed by the Reporting Persons (as defined in Item 2 below) with the Securities and Exchange Commission (the “SEC”) on September 25, 2008.
Item 2. Identity and Background
     This Schedule 13D is filed jointly on behalf of Singapore Technologies Telemedia Pte Ltd, a company organized under the laws of the Republic of Singapore (“STT”), STT Communications Ltd, a company organized under the laws of the Republic of Singapore and a subsidiary of STT (“STT Communications”) and Rhapsody Holdings Ltd, a company organized under the laws of the Cayman Islands and a subsidiary of STT Communications (“Rhapsody Holdings” and, together with STT and STT Communications, the “Reporting Persons”).
     The address of the principal business office of STT and STT Communications is 51 Cuppage Road, #09-01 StarHub Centre, Singapore 229469. The address of the principal business office of Rhapsody Holdings is Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands.
     The principal business of STT is providing management services, strategic media and telecommunications services and investment holding. The principal business of STT Communications is providing info-communications services and investment holding. The principal business of Rhapsody Holdings is investment holding.
     The name, business address, present principal occupation and citizenship of the directors and executive officers of each of the Reporting Persons are set forth in Schedule A, and such information is incorporated herein by reference.
     Neither the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed in Schedule A has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his or its being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     The working capital of STT Communications was the source of funds used to purchase the Shares described in Item 4 below.
Item 4. Purpose of Transaction
     The Reporting Persons filed a Schedule 13G on September 25, 2008 reporting their aggregate beneficial ownership of 3,917,577 Shares, representing approximately 7.3% of the Issuer’s then outstanding Shares. Between the date of the Schedule 13G and September 14, 2009, the Reporting Persons acquired an additional 1,070,492 Shares. Subsequent to September 14, 2009, the Reporting Persons have not acquired or disposed of any Shares. This Schedule 13D reports all of the Shares previously reported on the Schedule 13G and the additional Shares acquired by the Reporting Persons after the date of the Schedule 13G filing, bringing the Reporting Persons’ aggregate beneficial ownership of Shares to 4,988,069 or approximately 8.9% of the Issuer’s outstanding Shares.
     The Reporting Persons acquired the Shares for investment in the ordinary course of business.
     The Reporting Persons review their investment in the Issuer on a continuing basis. Depending upon overall market conditions, the performance and prospects of the Issuer, other investment opportunities available to the Reporting Persons, and the market prices of the Shares and other investment considerations, the Reporting Persons may hold, vote, acquire or dispose of or otherwise deal with securities, or suggest or take a position with respect to the management, operations or capital structure, of the Issuer, including by taking, proposing or supporting one or more of the actions described in subparagraphs (a)-(j) of Item 4 of Schedule 13D.
     As part of the Reporting Persons’ process of reviewing their investment in the Issuer, the Reporting Persons may engage in communications with the Issuer’s directors, management, stockholders and third parties regarding the corporate governance, business, operations, strategy or future plans (including proposed corporate transactions of a significant nature) of the Issuer, including any plans or proposals regarding the same. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans, strategies or proposals and take such actions with respect to their investment in the Issuer, including any or all of the actions described in the foregoing paragraph.
     Any of the foregoing actions may be effected at any time or from time to time, subject to any applicable limitations imposed on the purchase or sale of Shares by the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and applicable state securities or “blue sky” laws.
Item 5. Interest in Securities of the Issuer
     The information set forth or incorporated in Item 2, Item 3 and Item 4 is incorporated herein by this reference.
     (a)-(b) See Items 7—10, 11 and 13 of each cover page, including, without limitation, the footnotes thereto, which are incorporated herein by reference.
     Rhapsody Holdings is the direct beneficial owner of 4,988,069 Shares, which represents 8.9% of the outstanding Shares. Because of the relationships described in Item 2 above, STT and STT Communications may each be deemed to share voting and dispositive power over the Shares beneficially owned by Rhapsody Holdings and therefore may be deemed to indirectly beneficially own such Shares.
     (c) None of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, any of the persons listed on Schedule A hereto, has engaged in any transaction during the past 60 days involving any Shares.
     (d) Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Not applicable.
Item 7. Material to be Filed as Exhibits.
1.	Joint Filing Agreement, dated as of December 10, 2010, by and among Singapore Technologies Telemedia Pte Ltd, STT Communications Ltd and Rhapsody Holdings Ltd.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: December 10, 2010

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Pek Siok Lan

Name:	Pek Siok Lan
Title:	Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Pek Siok Lan

Name:	Pek Siok Lan
Title:	Company Secretary

RHAPSODY HOLDINGS LTD

By:	/s/ Stephen Geoffrey Miller

Name:	Stephen Geoffrey Miller
Title:	Director

JOINT FILING AGREEMENT
     In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement.
     IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of this 10th day of December, 2010.

SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD

By:	/s/ Pek Siok Lan

Name:	Pek Siok Lan
Title:	Company Secretary

STT COMMUNICATIONS LTD

By:	/s/ Pek Siok Lan

Name:	Pek Siok Lan
Title:	Company Secretary

RHAPSODY HOLDINGS LTD

By:	/s/ Stephen Geoffrey Miller

Name:	Stephen Geoffrey Miller
Title:	Director

SCHEDULE A
     The name, present principal occupation and business address of each director and executive officer of the Reporting Persons is set forth below.
EXECUTIVE OFFICERS AND DIRECTORS OF SINGAPORE TECHNOLOGIES TELEMEDIA PTE LTD (“STT”):

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Chairman and Director, STT)

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	President and CEO, STT and STT Communications	Singaporean

(Director, President and CEO, STT)

Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Director, STT)

Lim Ming Seong No. 2 Ubi View Singapore 408556	Corporate Director	Singaporean

(Director, STT)

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994	Advocate & Solicitor	Singaporean

(Director, STT)

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA	President, Telemedia Policy Corporation	American

(Director, STT)

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom	Corporate Director	British

(Director, STT)

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226	Corporate Director	Filipino

(Director, STT)

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President, STT and STT Communications	Singaporean

(Senior Executive Vice President, STT)

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Communications	Australian

(Chief Financial Officer, STT)

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President — North America and Europe, STT and STT Communications	American

(Senior Executive Vice President — North America and Europe, STT)

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Chief Operating Officer, STT and STT Communications	Indian

(Chief Operating Officer, STT)
EXECUTIVE OFFICERS AND DIRECTORS OF STT COMMUNICATIONS LTD (“STT COMMUNICATIONS”):

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Tan Guong Ching 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Chairman and Director, STT Communications)

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Peter Seah Lim Huat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Deputy Chairman and Director, STT Communications)

Lee Theng Kiat 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	President and CEO, STT and STT Communications	Singaporean

(Director, President and CEO, STT Communications)

Sum Soon Lim 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Corporate Director	Singaporean

(Director, STT Communications)

Lim Ming Seong No. 2 Ubi View Singapore 408556	Corporate Director	Singaporean

(Director, STT Communications)

Chang See Hiang 1 Kim Seng Promenade #16-07 Great World City West Tower Singapore 237994	Advocate & Solicitor	Singaporean

(Director, STT Communications)

Justin Weaver Lilley 5729 Potomac Ave., NW Washington, DC 20016 USA	President, Telemedia Policy Corporation	American

(Director, STT Communications)

Sir Michael Perry, GBE 75 Park Walk London SW10 0AZ United Kingdom	Corporate Director	British

(Director, STT Communications)

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Vicente S. Perez, Jr. Unit 1605 Ayala Tower One Ayala Avenue Makati City Philippines 1226	Corporate Director	Filipino

(Director, STT Communications)

Sio Tat Hiang 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President, STT and STT Communications	Singaporean

(Senior Executive Vice President, STT Communications)

Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Communications	Australian

(Chief Financial Officer, STT Communications)

Steven Terrell Clontz 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President — North America and Europe, STT and STT Communications	American

(Senior Executive Vice President — North America and Europe, STT Communications)

Ravi Lambah 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Chief Operating Officer, STT and STT Communications	Indian

(Chief Operating Officer, STT Communications)
EXECUTIVE OFFICERS AND DIRECTORS OF RHAPSODY HOLDINGS LTD (“RHAPSODY HOLDINGS”):

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Stephen Geoffrey Miller 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Executive Vice President and Chief Financial Officer, STT and STT Communications	Australian

(Director, Rhapsody Holdings)

Name, Business Address
and Position	Present Principal Occupation	Citizenship
Kek Soon Eng 51 Cuppage Road #09-01 StarHub Centre Singapore 229469	Senior Vice President, Management of Investee Companies, STT and STT Communications	Singaporean

(Director, Rhapsody Holdings)